JNR RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 JUN 20 AM 11:16

CDNX - JNN

Writer's direct line: (604) 689-7422

June 10, 2002

02042165

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on June 10, 2002.

We trust that you will find this to be in order.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Yours truly,

JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dw 6/26

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

NEWS RELEASE

JUNE 10, 2002
No. 02-10

JNR RESOURCES INC. -- SUMMER ACTIVITIES UPDATE

Rick Kusmirski, President of JNR Resources Inc., (the 'Company') is pleased to provide the following update:

A summer diamond drilling program on the JNR Resources/Kennecott Canada Exploration Inc. ('Kennecott') Moore Lake uranium project has been formally approved and should be underway within the next two weeks. The program will follow up the very encouraging results obtained over the past couple of years in the general area of the 'Maverick zone'. It will consist of step-outs on diamond drill holes ML-23 & -24 and ML-03, as well as test targets identified by the recently completed geophysical program.

Holes ML-23 & -24 were drilled this past winter and intersected broad zones of significant radioactivity including mineralization in basement rocks. Drill hole ML-03 which was drilled two years ago, intersected uranium mineralization [0.442% U_3O_8 (grade equivalent) over 9.2 metres] at the unconformity. All three holes also exhibit a wide variety of geological and geochemical characteristics that are common to uranium deposits in the Athabasca Basin.

The summer program is being operated and financed by Kennecott. Its extent will in part be dependent upon the results of the initial follow-up holes. Further details will be released as they become available.

A summer exploration program has been outlined for the JNR Resources (50 per cent) and Shane Resources (50 per cent) Greywacke gold property. This property is under option to Masuparia Gold Corporation, which also acts as project operator. The program is an aggressive one and will consist of airborne geophysics, with property scale geochemical surveys, prospecting, geological mapping, trenching and diamond drilling.

To date, Masuparia has drilled 25 holes totaling 2,030 metres on the property; focusing its attention on the Greywacke North zone where the previous owner, Cameco, had estimated a possible reserve of 328,000 tons @ 0.27 oz/ton Au. Although additional drilling will be required to estimate the reserve in accordance with current standards, it is noteworthy that the grades from the most recent drilling tend to be higher than those reported by Cameco. Furthermore, the Greywacke North zone has not been closed off to depth or along strike.

JNR's management is pleased with these results and with the upside potential of the property as a whole. Management is also at this time reviewing a number of options, which would enable the Company to become more actively involved in gold exploration.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Richard T. (Rick) Kusmirski, President & Director

For further information, please call: (306) 249-3562